3-31-02

02030005

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March, 2002

ECI TELECOM LTD.
(Translation of Registrant's Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's audited Consolidated Financial Statements as at December 31, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By: ______________________
Richard H. Gilden for Doron Inbar,
pursuant to authorization

Dated: Friday, March 29, 2002

KPMG

ECI Telecom Ltd.

Consolidated Financial Statements As at December 31, 2001

ECI Telecom Ltd.

Consolidated
Financial Statements
As at December 31, 2001

Consolidated Financial Statements as at December 31, 2001

Contents

KPMG

Somekh Chaikin

Mail address
PO Box 609
Tel Aviv 61006
Israel

Office address
KPMG Millennium Tower
17 Ha'arba'a Street
Tel Aviv 64739
Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444

Report of Independent Accountants
To the Shareholders of ECI Telecom Ltd.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. ("the Company") and its subsidiaries at December 31, 2001 and 2000, consolidated statements of income, comprehensive income, shareholders' equity and consolidated cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute approximately 10.8% and 6% of total consolidated assets at December 31, 2001 and 2000 respectively and whose revenues constitute approximately 4.8%, 8.2% and 7.6% of consolidated revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Those financial statements were audited by other certified public accountants whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the amounts included for the above-mentioned subsidiaries, is based solely upon the reports of the other accountants. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its equity in their operating results, and the results of Discontinued Business in the statement of income, is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other accountants provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other accountants referred to above, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations, comprehensive income, changes in shareholders' equity and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

As mentioned in Note 1T2 to the consolidated financial statements, the Company changed its accounting treatment relating to Derivatives Financial Instruments and hedging activities as prescribed in SFAS 133 and also, as mentioned in Note 18A, the Company changed its accounting treatment relating to Business Combinations and Goodwill and Other Intangible Assets, as prescribed in SFAS 141 and 142.

Without qualifying our opinion, we draw attention to Note 11A.1 to the consolidated financial statement in regard of a class action lawsuit filed against the Company.

Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International

February 10, 2002

	Note	2001 $ in thousands	2000 $ in thousands
Liabilities and shareholders' equity			
Current liabilities			
Short-term credits	17E	120,030	231,801
Trade payables		79,776	184,183
Other payables and accrued liabilities	17F	180,780	212,190
Total current liabilities		380,586	628,174
Long-term liabilities			
Loans	9A	200,000	-
Other liabilities and loans	9B	11,573	6,302
Liability for employee severance benefits, net	10	28,338	28,402
Total long-term liabilities		239,911	34,704
Total liabilities		620,497	662,878
Minority interests		41,574	27,852
Commitments and contingencies	11		
Shareholders' equity	12		
Share capital		5,873	5,873
Capital surplus		656,614	681,806
Accumulated other comprehensive income		1,800	1,298
Retained earnings		173,567	585,943
		837,854	1,274,920
Treasury stock		(82,998)	(117,490)
Total shareholders' equity		754,856	1,157,430

Jonathan B. Kolber
Director

Doron Inbar
President and Chief Executive Officer

Petah Tikva - Israel, February 10, 2002

	2001	2000
Total liabilities and shareholders' equity	1,416,927	1,848,160

Consolidated Statements of Income for the Year Ended December 31

	Note	2001	2000	1999
		$ in thousands, except per share amounts		
Revenues	17G	**1,014,629**	1,170,318	1,114,595
Cost of revenues	17H	**698,049**	710,452	519,735
Royalties to the government*		**18,927**	*24,430	*20,437
Inventory write-off	20; 17H	**108,346**	9,322	-
Gross profit		**189,307**	426,114	574,423
Research and development costs, net	17I	**141,406**	147,627	125,147
Selling and marketing expenses*	17J	**155,684**	*200,397	*159,976
General and administrative expenses	17K	**91,778**	87,597	64,022
Amortization of acquisition-related intangible assets	19	**17,946**	21,560	16,294
Impairment of assets	20	**133,506**	22,968	-
Liability for royalties payable to the Chief Scientist	11C3	**8,394**	-	-
Restructuring and spin off expenses	20	**24,522**	26,064	14,947
Purchase of in process research and development	19	**916**	28,770	87,327
Operating income (loss)		**(384,845)**	(108,869)	106,710
Financial expenses	17L	**(27,806)**	(11,325)	(9,622)
Financial income	17L	**33,776**	25,693	28,375
Other income (expenses) - net	17M	**(32,768)**	34,635	50,892
Income (loss) from continuing operations before taxes on income		**(411,643)**	(59,866)	176,355
Taxes on income	15	**221**	416	7,109
Income (loss) from continuing operations after taxes on income		**(411,864)**	(60,282)	169,246
Company's equity in results of investee companies, net		**(983)**	(1,540)	(2,022)
Minority interest in income of a subsidiary, net of taxes		**(2,383)**	(1,665)	(1,703)
Income (loss) from continuing operations		**(415,230)**	(63,487)	**165,521**
Discontinued operations:				
Gain (loss) from discontinued operation, net of income taxes		**1,151**	-	(25,593)
Loss from disposal of discontinued operation, net of income taxes		-	-	(37,409)
Cumulative effect of accounting change, net of taxes		**1,703**	(27,923)	-
Net income (loss)		**(412,376)**	(91,410)	102,519
Earnings (loss) per share	17O			
Basic earnings (loss) per share for:				
Continuing operations		**(4.47)**	(0.69)	1.82
Discontinued operations		**0.01**	-	(0.70)
Cumulative effect of accounting change, net		**0.02**	(0.31)	-
Net income (loss)		**(4.44)**	(1.00)	1.12
Diluted earnings (loss) per share				
Continuing operations		**(4.47)**	(0.69)	1.77
Discontinued operations		**0.01**	-	(0.66)
Cumulative effect of accounting change, net		**0.02**	(0.31)	-
Net income (loss)		**(4.44)**	(1.00)	1.11

* Reclassified - see Note 1(O)

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Net income (loss)	(412,376)	(91,410)	102,519
Other comprehensive income (loss):			
Cumulative effect of an accounting change, net	(2,631)	-	-
Realization of gain (loss) on available for sale securities	5,229	(16,182)	(648)
Unrealized gains from change in the fair value of financial instruments	4,431	-	-
Unrealized holding gains (losses) on available for sale securities arising during the year, net	(6,527)	6,309	11,171
Total other comprehensive income (loss)	502	(9,873)	10,523
Comprehensive income (loss)	(411,874)	(101,283)	113,042

* See Note 15H.

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Shareholders' Equity

	Number of shares*	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings (Note 15A1)	Treasury stock	Total shareholders' equity
		$ in thousands, except share amounts and dividends per share					
Balance at January 1, 1999	76,960,419	5,317	156,559	648	606,890	(6,322)	763,092
Changes during 1999 -							
Net income for the year	-	-	-	-	102,519	-	102,519
Employee stock options exercised and paid, net (Note 12C)	815,102	24	18,028	-	-	-	18,052
Share issuance	13,966,480	403	394,379	-	-	-	394,782
Conversion of convertible note into share capital	600,000	18	14,982	-	-	-	15,000
Amortization of deferred compensation expenses	-	-	3,691	-	-	-	3,691
Realization of gain on available for sale securities	-	-	-	(648)	-	-	(648)
Net unrealized gain on available for sale securities	-	-	-	11,171	-	-	11,171
Acquisition of Company's stock	(2,240,000)	-	-	-	-	(65,118)	(65,118)
Dividend**	-	-	-	-	(18,221)	-	(18,221)
Balance at December 31, 1999 carried forward	90,102,001	5,762	587,639	11,171	691,188	(71,440)	1,224,320

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Shareholders' Equity (cont'd)

	Number of shares*	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings (Note 15A1)	Treasury stock	Total shareholders' equity
		$ in thousands, except share amounts and dividends per share					
Balance at December 31, 1999	90,102,001	5,762	587,639	11,171	691,188	(71,440)	1,224,320
Changes during 2000 -							
Net loss for the year	-	-	-	-	(91,410)	-	(91,410)
Employee stock options exercised and paid, net (Note 12C)	324,246	10	6,395	-	-	-	6,405
Conversion of convertible notes into share capital, net	3,400,000	101	84,049	-	-	-	84,150
Realization of gain on available for sale securities	-	-	-	(16,182)	-	-	(16,182)
Net unrealized gain on available for sale securities	-	-	-	6,309	-	-	6,309
Amortization of deferred compensation expenses	-	-	2,898	-	-	-	2,898
Acquisition of Company's stock	(1,671,227)	-	-	-	-	(48,880)	(48,880)
Sale of Treasury stock	203,887	-	825	-	-	2,830	3,655
Dividend**	-	-	-	-	(13,835)	-	(13,835)
Balance at December 31, 2000	92,358,907	5,873	681,806	1,298	585,943	(117,490)	1,157,430

The accompanying notes are an integral part of the financial statements.

Statements of Changes in shareholders' Equity (cont'd)

	Number of shares*	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings (Note 15A1)	Treasury stock	Total shareholders' equity
	$ in thousands, except share amounts and dividends per share						
Balance at December 31, 2000	92,358,907	5,873	681,806	1,298	585,943	(117,490)	1,157,430
Changes during 2001 -							
Net loss for the year	-	-	-	-	(412,376)	-	(412,376)
Cumulative effect of an accounting change, net (Note 1T(2))	-	-	-	(2,631)	-	-	(2,631)
Realization of loss on available for sale securities, net	-	-	-	5,229	-	-	5,229
Net unrealized loss on available for sale securities	-	-	-	(6,527)	-	-	(6,527)
Amortization of deferred compensation expenses	-	-	3,208	-	-	-	3,208
Net unrealized gain from change in the fair value of financial instruments	-	-	-	4,431	-	-	4,431
Sale of Treasury stock	1,214,642	-	(28,400)	-	-	34,492	6,092
Balance at December 31, 2001	93,573,549	5,873	656,614	1,800	173,567	(82,998)	754,856

* Issued and outstanding

** **Dividend per share as follows:**

	For the year ended December 31		
	2001	2000	1999
	$	$	$
Interim dividend	-	0.15	0.15
Proposed dividend	-	-	0.05
	-	0.15	0.20

The accompanying notes are an integral part of the financial statements.

Consolidated Statement of Cash Flows for the Year Ended December 31

	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Cash flows from operating activities			
Net income (loss)	(412,376)	(91,410)	102,519
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	71,281	76,915	85,789
Cumulative effect of accounting change, net	(1,703)	27,923	-
Amortization of deferred compensation	5,339	6,184	5,333
Loss on sale of property and equipment	1,778	368	162
Impairment of assets	133,506	22,968	-
Liability for royalties payable to the Chief Scientist	8,394	-	-
Capital gains (losses), net	23,352	(37,872)	(52,383)
Other - net (mainly long-term deferred taxes)	(3,542)	1,501	2,777
In-process research and development costs	916	28,770	87,327
Company's equity in results of investee companies	983	1,540	2,378
Minority interest in net results of subsidiaries	2,383	1,665	1,703
Decrease in marketable securities	4,780	50,013	8,826
Decrease (increase) in trade receivables (including non-current maturities of bank deposits and trade receivables)	62,445	(105,910)	(120,774)
Decrease (increase) in other receivables	11,336	14,535	(28,264)
Decrease (increase) in prepaid expenses	(3,456)	310	(2,321)
Increase in recoverable costs and estimated earnings - not yet billed	(11,542)	(11,149)	(4,026)
Decrease (increase) in inventories	95,349	(183,418)	23,125
Increase (decrease) in trade payables	(92,800)	70,687	33,825
Increase (decrease) in other payables and accrued liabilities	(10,529)	20,330	(8,648)
Decrease in other long-term liabilities	(275)	(1,524)	(856)
Decrease (increase) in liability for employee severance benefits	(79)	3,698	1,196
Net cash provided by (used in) operating activities	(114,460)	(103,876)	137,688
Cash flows from investing activities			
Decrease in short-term investments	6,122	123,018	123,911
Software development costs capitalized	(19,407)	(26,921)	(15,444)
Investment in property, plant and equipment	(31,743)	(68,030)	(54,375)
Proceeds from sale of property, plant and equipment	2,158	1,858	1,365
Purchase of technology	(1,580)	(1,400)	(1,000)
Payment in respect of other assets	-	-	(7,252)
Acquisition of investee companies	(1,266)	(13,593)	(500)
Long-terms loan granted	(19,776)	-	-
Proceeds from sale of available for sale securities	4,632	65,125	1,905
Proceeds from sale of shares of an investee company	4,419	2,045	-
Long-term loans granted to investee companies	(184)	(626)	(4,850)
Acquisition of additional rights in consolidated subsidiary	-	-	(12,500)
Acquisition of newly consolidated subsidiaries (A)	288	(99,856)	47,038
Repayment from related party	2,275	-	25,000
Proceeds from realization of consolidated subsidiaries and operations (B)	14,053	-	-
Proceeds from realization of investment	-	17,099	-
Net cash provided by (used in) investing activities	(40,009)	(1,281)	103,298

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)

	2001 $ in thousands	2000 $ in thousands	1999 $ in thousands
Cash flows from financing activities			
Exercise of employee stock options (net of share issue expenses)	-	6,405	18,052
Proceeds from long-term loan	250,000	-	-
Exercise of employee stock options in a subsidiary (net of share issue expenses)	-	233	-
Repayment of long-term debt	-	-	(5,779)
Increase (decrease) in short-term credit, net	(162,487)	216,185	(122,707)
Net proceeds from IPO in a subsidiary	-	-	43,199
Acquisition of the Company's stock	-	(48,880)	(65,118)
Sale of the Company's stock	6,092	3,655	-
Share issue expenses	-	(850)	-
Dividend paid	-	(18,338)	(17,564)
Dividend paid to the minority	(481)	-	-
Net cash provided by (used in) financing activities	93,124	158,410	(149,917)
Effect of change in exchange rate on cash	1,094	1,046	(773)
Net increase (decrease) in cash and cash equivalents	(60,251)	54,299	90,296
Cash and cash equivalents at beginning of year	286,443	232,144	141,848
Cash and cash equivalents at end of year	226,192	286,443	232,144
Supplemental disclosures:			
Income taxes paid, net of tax refunds	5,268	4,159	5,029
Interest paid	17,648	1,059	1,933

A. Acquisition of newly consolidated subsidiaries (Note 19)

	2001 $ in thousands	2000 $ in thousands	1999 $ in thousands
Current assets (other than cash)	2,174	9,182	(256,937)
Long-term receivables, net of current maturities	-	-	(10,284)
Investment in investee companies	-	-	171,923
Property, plant, equipment and other assets, net	(707)	(2,617)	(54,545)
Goodwill	(16,348)	(77,651)	(144,646)
In process research and development	(916)	(28,770)	(87,327)
Long-term liabilities	1,500	-	31,996
Minority interest	9,841	-	2,076
Capital gain on issue of shares to minority interest, in consideration for acquisition thereof	4,744	-	394,782
	288	(99,856)	47,038

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont'd)

B. Proceeds, net, from realization of consolidated subsidiaries

	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Current assets (other than cash)	**8,468**	-	-
Property, plant and equipment and other assets, net	**6,364**	-	-
Inventories	**17,948**	-	-
Investment in investee companies	**(133)**	-	-
Minority interest	**(298)**	-	-
Capital losses	**(18,296)**	-	-
	14,053	-	-

C. Non-cash activities

Purchase of other assets on credit	-	18,570	-
Conversion of convertible note into share capital	-	85,000	15,000
Conversion of convertible debentures	-	-	177,000
Sale of production activity on credit	-	-	16,689
Sale of investment in investee company for available-for-sale securities	-	-	29,266
Sale of fixed assets in return for shares in investee company	**1,017**	-	-
Exchange of shares in investee companies	**449**	-	-

The accompanying notes are an integral part of the financial statements.

Note 1 - Significant Accounting Policies

Significant accounting policies, applied on a consistent basis, are as follows:

A. **General**

(1) ECI Telecom Ltd. (hereinafter "ECI" or "Company") is an Israeli corporation which develops, manufactures and markets telecommunications and messaging equipment based on digital speech and signal analysis technology. On occasion and in answer to the specific requirements of customers, ECI supplies integrated networking systems to digital communication and information broadcasting systems, enabling them to give efficient and competitive service. ECI products are designed to increase the capacity and efficiency of new and existing local and international communications networks and, also, to heighten the efficiency of communications and control thereof. ECI manufactures and markets its products itself and through its subsidiaries in Israel and abroad.

(2) On November 7, 2000, the Board of Directors adopted a plan to split ECI into five distinct companies, operating as divisions of ECI, as follows: Inovia Telecoms Ltd. ("Inovia"), ECI Telecom - NGTS Ltd. ("NGTS"), Enavis Networks Ltd. ("Enavis"), Lightscape Networks Ltd. ("Lightscape"), InnoWave ECI Wireless Systems Ltd. ("InnoWave") (operating as a separate company) and ECI Industries Ltd., to serve as a holding company and sub-contractor of the devolved companies.

The plan of demerger contemplates that, until otherwise determined by the Board of Directors, ECI Industries Ltd. will continue to manufacture for the devolved companies, to distribute certain of their products abroad through certain subsidiaries and to hold shares in ECtel Ltd. and the various start-up companies. ECI will also provide the devolved companies with management and other services.

The split-up plan was divided into two stages: in the first stage each splitting company will be transferred the assets, liabilities and business operations belonging to it and in the second stage the Board of Directors will consider transferring the holdings in one or more of these companies to the shareholders.

Also on November 7, 2000, the Board of Directors approved the merger of ECI Telecom (1990) Export Ltd., a wholly-owned subsidiary of the Company, with and into the Company. This subsidiary holds the manufacturing plant that services Inovia Ltd. The merger was approved by the tax authorities and by the Court in 2001.

In accordance with tax laws, the Company is unable to sell or issue shares to private investors of more than 20% of its issued share capital during the period up to the end of 2002, and from issuing shares to the public in an amount exceeding 50% of its issued share capital.

As of January 1, 2001, the Company had established four subsidiaries which absorbed the employees of the various divisions. These subsidiaries are now operating as extensions of the Company regarding their respective areas of activity until such time as their operating assets are transferred to them by the Company (for segment reporting see Note 17G).

Note 1 - Significant Accounting Policies (cont'd)

A. General (cont'd)

In accordance with the decision of the Company's Board of Directors dated May 22, 2001, the Company delayed the term for the second stage of the split up plan (transfer to the shareholders of its holding), mainly because of the decline in the worldwide communications market and the reduction in demand for Company's products.

The Company has received a tax ruling that the transfer of activities to the new companies (stage 1 of the plan), will be tax free, pursuant to Section 105A(2) of the Israel Income Tax Ordinance, retroactive to the beginning of 2001. In addition, in accordance with Section 105A(1), the tax ruling permits spin-off of one or more companies. During the spin-off period (stage 2) of each spun-off company as well as during the periods specified in the law, the Company and the shareholders will be subject to the restriction provided in the law and/or the tax ruling as relevant, (see Note 15I.).

(3) The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States.

(4) The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

Most of the Company's sales are made outside of Israel, mainly in dollars and other non-dollar currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the income statement when they arise. Such foreign exchange gains and losses are included in the same income statement items as those in which the related transactions are included.

(5) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data, however, actual results could differ from these estimates.

Note 1 - Significant Accounting Policies (cont'd)

B. Principles of consolidation

The consolidated financial statements include those of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

C. Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents.

D. Investments

1. Investee companies

Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated by the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

Investment in entities in which the Company does not have significant influence (hereinafter - "other companies"), are stated as follows:

- Marketable securities - as stated in 2 hereinafter.
- Non-marketable securities - at cost, less any decline in value which is not of a temporary nature.

2. Marketable securities

The Company classifies its debt and equity securities in one of two categories: trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains or losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and upon other than temporary impairment.

Dividend and interest income are recognized when earned.

Note 1 - Significant Accounting Policies (cont'd)

E. Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:

Raw materials (including components) - on the moving average basis.

Work in process and finished products:

Raw materials and components - on the moving average basis.
Labor and overhead components - on the basis of actual manufacturing costs.

F. Property, plant and equipment

1. These assets are stated at cost.

2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets as estimated by the Company.

   Annual rates of depreciation are as follows:

Buildings	2.5%
Machinery and equipment	10% - 33% (mainly 10%)
Motor vehicles	15%
Office furniture and equipment	7% - 10%

   Leasehold improvements are amortized by the straight-line method over the term of the lower between the lease period or useful economic life.

3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of income.

G. Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to performance of the work or delivery of the products) based on management's estimation and in accordance with the Company's prior experience.

H. Allowance for doubtful debts

The financial statements include an allowance which Management believes reflects adequately the loss inherent in receivables for which collection is in doubt. In determining the fairness of the allowance Management based itself on information at hand about debtors' financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.

Note 1 - Significant Accounting Policies (cont'd)

I. Software development costs

The Company capitalizes certain software development costs in accordance with SFAS No. 86 "Accounting for Costs of Computer software to be sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the determination of technological feasibility as defined in the SFAS and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally two to three years.

Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2001, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released during 2002 or if market acceptance of related technology is not as anticipated by Management. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such event, related capitalized software development costs will be written-off in the following accounting period.

J. Goodwill and other intangible assets

The cost of acquired companies is allocated first to identifiable assets and liabilities based on estimated fair values and are amortized over the remaining estimated useful lives. The excess of the purchase price over the fair value of identifiable assets and liabilities acquired, net of liabilities assumed, is recorded as goodwill and amortized on a straight-line basis over its estimated useful life. The useful life is determined based on the individual characteristics of the acquired entity and ranges from 2 to 25 years.

The Company periodically evaluates the carrying amounts of goodwill, as well as the related amortization periods, to determine whether adjustments to these amounts or useful lives are required based on current events and circumstances. The evaluation is based on various analyses including the Company's projection of the undiscounted future operating cash flows of the acquired operation over the remaining useful lives of the related goodwill. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related goodwill, the underlying assets are written down by charges to expense so that the carrying amount is equal to fair value, primarily determined based on future discounted cash flows (see Note 20).

K. Acquisition of Company's stock

Acquisition of Company's stock is presented as Treasury Stock in the statement of shareholders' equity, according to the cost method.

Note 1 - Significant Accounting Policies (cont'd)

L. Revenue recognition

1. System revenues are recognized when the product has already been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

   When the sales contract ties a significant portion of the payment for equipment to completion of installation or acceptance, the Company defers recognition of all revenue at least until installation is completed. Otherwise, the Company considers the sale of equipment and its installation to be two separate elements of the arrangement and only defers the fair value of the installation services (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs. If the fair value of the separate elements cannot be determined with sufficient reliability, the revenue from the entire arrangement is deferred.

2. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

3. Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

4. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

5. The estimated sales value of performance on long-term contracts is recognized using the percentage of completion method. The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract.
   In the event that Management anticipates a loss on a particular contract, such anticipated loss is provided for in full.

M. Research and development

Research and development costs, net of any grants, are charged to the income statement as incurred.

Note 1 - Significant Accounting Policies (cont'd)

N. Purchased in-process research and development costs (IPR&D)

Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed at the date of acquisition, for which technological feasibility has not been determined and which have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs", as interpreted by FASB Interpretation No. 4 amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.

O. Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. In the current year's financial statements, the Company reclassified royalties paid to the Office of the Chief Scientist of Israel, from selling expenses to cost of revenues, in conformity with guidelines of the American Securities and Exchange Commission (SEC).

P. Income taxes

1. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income taxes".

Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

Deferred taxes were not recorded in respect of the following matters -

- Taxes which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies, as no intention to realize such investments exists (see 2 hereunder).
- Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 hereunder).
- Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109.

Note 1 - Significant Accounting Policies (cont'd)

P. Income taxes (cont'd)

2. In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company's temporary difference relating to earnings in both its domestic subsidiaries and domestic "approved enterprises" as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately utilize these methods.

- Earnings distributed by domestic subsidiaries relating to "approved enterprises" can be transferred to the Parent Company by way of a tax-free merger.
- Earnings distributed related to the Parent Company's "approved enterprises" are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.
- Earnings distributed by domestic subsidiaries which are not attributable to an "approved enterprise" are not taxable.

Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Q. Derivative financial instruments

The Company executes currency hedging futures transactions (forward transactions and options) in order to reduce the effect of the changes in the exchange rates of certain foreign currencies versus the dollar. As of January 1, 2001 the Company adopted SFAS 133 – "Accounting for Derivative Instruments and Hedging Activities" (hereinafter – the Standard). The Standard provides that all derivative financial instruments (hereinafter – the derivatives) will be classified on the balance sheet as assets or as liabilities at their fair value. The change in the fair value of derivatives, which are not designated as a hedging instrument, will be recognized in the statement of operations in the period of the change. If the nature and characteristics of a derivative meet the definition of a "hedge", the changes in the fair value of the derivative will be offset from the changes in the fair value of the hedged item (assets, liabilities or firm commitments) and will be recognized in the statement of operations, or as part of comprehensive income until the hedged item is recognized in the statement of operations. The ineffective part of the hedging derivative will be reported in the statement of operations on a current basis. The Standard was applied by recording a cumulative effect as at the beginning of 2001 of a change in accounting method, which is presented in the statement of operations and in the statement of comprehensive income.

R. Comprehensive income

The Company adopted SFAS No. 130, *"Reporting Comprehensive income"* which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and on the change in the fair value of financial instruments and is presented in the statement of shareholders' equity and comprehensive income.

Note 1 - Significant Accounting Policies (cont'd)

S. Stock option plan and employee purchase plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation and interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

SFAS No. 123, "Accounting for Stock-based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

T. Accounting change

1. Effective January 1, 2000, after giving consideration to guidance provided by SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", the Company changed certain revenue recognition policies. Changes primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. The cumulative effect of this change for periods prior to January 1, 2000 of $ 27.9 million (net of income taxes of $ 1,000 thousand), or $ 0.31 per share is shown as the cumulative effect of accounting change in the Consolidated Statements of Income. As a result of the adoption of SAB No. 101, the Company restated the earnings for the first three quarters of the fiscal year ended December 31, 2000.

2. Commencing January 1, 2001, the Company applies the provisions of SFAS 133 in connection with "Accounting for Derivative Financial Instruments and Hedging Activities" (see 1Q, above). Adoption of SFAS 133 was made by means of:

   - Cumulative effect as at the beginning of the year at the amount of $ 1,703 thousand or $ 0.02 per share.
   - Comprehensive loss at the amount of $ 2,631 thousand.

U. Impairment of long-lived assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "*Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of.*" This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net cash flow expected to be generated by the assets. See Note 20.

Note 1 - Significant Accounting Policies (cont'd)

V. Sales of financial assets

The Company adopted SFAS 140 – "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The standard requires recognizing the sale of financial instruments when the control over the financial asset is transferred and the consideration from the sale does not include any beneficial interests in the transferred asset.

W. Net income (loss) per ordinary share

Basic income (loss) per common share is computed by the dividing net income (loss) for each reporting period by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is computed by dividing net income (loss) for each reporting period by the weighted average number of common shares outstanding during the period plus the effects of potentially dilutive common shares.

X. Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Note 2 - Short-Term Investments

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Marketable securities	374	655
Available for sale securities	798	(*)11,695
Short-term deposits (see Note 17B.)	5,954	13,740
	7,126	26,090

(*) Includes the unrealized gain of $ 2,028 thousand (before tax), credited as comprehensive income as part of the statement of changes in shareholders' equity

Note 3 - Inventories

Consist of the following:

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Raw materials and components	127,646	182,035
Work in process	46,841	77,348
Finished products	100,153	128,553
	274,640	387,936

As to write down and decline in value of inventories, see Note 20.

Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities

A. Consist of the following:

	Weighted average interest rate as of December 31 2001	December 31 2001	December 31 2000
	%	$ in thousands	$ in thousands
Long-term pledged deposits and trade receivables (1)	8.11	223,300	222,032
Less deferred interest income (*)		1,819	7,065
Total (2)		221,481	214,967
Less - doubtful trade accounts (**)		4,309	11,404
Less - current maturities		44,417	47,803
		172,755	155,760

The deposits and trade receivables are denominated in U.S. dollars.

(*) The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.

(**) See Note 17C.

(1) Pledged deposits and long-term trade receivables (a) (hereinafter - receivables) consist mainly of receivables resulting from sales of the Company's products, providing from two to ten years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

(a) The deposits are pledged to a commercial bank and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (hereinafter "the customer bank"). The commercial bank in Israel serves the customer bank as source of financing for the purpose of the sale transaction with the Company.

Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities (cont'd)

A. Consist of the following: (cont'd)

(2) As at December 31, 2001 and 2000 - includes customer in the Philippines, amounting to $ 14 million and $ 27 million, respectively, and customer in Brazil amounting to $ 112 million and $ 34 million, respectively (see 4C below) and certain other customers whose indebtedness does not exceed $ 15 million per customer.

(3) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables as well as the long-term pledged deposits.

B. Aggregate maturities are as follows:

	December 31 2001
	$ in thousands
First year (current maturities)	**44,417**
Second year	**42,349**
Third year	**24,790**
Fourth year	**35,884**
Fifth year	**46,489**
Thereafter	**29,371**
	223,300

C. In 2000, the Company, and its subsidiary (Innowave), signed an agreement for supply of equipment and vendor financing with a major client of the subsidiary in the amount of US$ 168 million, which will be utilized based on certain supply milestones. At December 31, 2001, the amount owed by the client was $112 million.
Repayment will start three years after the draw down date and will be paid in semi-annual installments over a period of four years (end of maturity after seven years). The interest rate is based on performance measurements specified in the agreement (estimated interest rate from 13% in the first years to 11% in the last years).
In accordance with the agreement, the Company and two other international equipment suppliers received pledges on the communications operating license in the client's territories, as well as further pledges such as shareholders' guarantees, contracts pledge and revenues pledge. Management estimates that the fair value of the pledges is higher than the book value of debt (see also Note 5B).

Note 5 - Investments

Consist of the following:

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Affiliated companies (A)	4,013	7,933
Convertible notes (B)	27,000	27,000
Other	5,528	14,279
	36,541	49,212

A. Investment in affiliated companies comprises:

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Cost of shares	2,399	3,466
Accumulated income (losses)	(129)	854
	2,270	4,320
Loans	1,743	3,613
	4,013	7,933

B. Convertible notes

The Company has invested in convertible notes of a customer's parent company (see Note 4C), in an amount of $27 million. The maturity date of the convertible notes is November 30, 2003 and they bear interest at a rate of 5% per annum, which will be paid on the maturity date. Conversion of the notes will not give the Company significant influence in the said company. The notes which will not be converted into share capital until the maturity date or upon an IPO, will be repaid.

Note 6 - Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Freehold land and buildings	Machinery and equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Cost						
Balance at beginning of year	55.262	201.930	21.950	23.294	25.338	327,774
Additions *	1.269	27.987	604	1.700	890	32.450
Disposals **	(136)	(11.317)	(6.896)	(7.488)	(10.496)	(36.333)
Balance at end of year	56.395	218.600	15.658	17.506	15.732	323.891
Accumulated depreciation and amortization						
Balance at beginning of year	9.668	86.061	8.851	12.399	8.291	125.270
Additions *	1.679	28.700	6.125	3.411	1.996	41.911
Disposals **	(110)	(6.526)	(4.606)	(6.803)	(7.593)	(25.638)
Balance at end of year	11.237	108.235	10.370	9.007	2.694	141.543
Undepreciated balance at December 31, 2001	**45.158**	**110.365**	**5.288**	**8.499**	**13.038**	**182.348**
Undepreciated balance at December 31, 2000	45.594	115.869	13.099	10.895	17.047	200.504

* Including as a result of newly-consolidated subsidiary (see Note 19).

** Including amortization and write-offs derived from impairment of assets (see Note 20).

Note 7 - Software Development Costs, Net

Capitalization and amortization of software development costs during the years ended December 31, 2001, and 2000 is comprised as follows:

	December 31 2001 $ in thousands	December 31 2000 $ in thousands
Balance at beginning of year	29,054	13,559
Capitalization of software development costs during the year	19,407	26,921
Amortization and write-offs during the year	(21,375)	(11,426)
	27,086	29,054

Note 8 - Goodwill and Other Intangible Assets, Net

Consist of the following:

	December 31 2001 $ in thousands	December 31 2000 $ in thousands
Goodwill, net	51,665	130,523
Intangible assets related to acquisitions (Note 19), net	23,963	72,417
Total goodwill and intangibles (1)	75,628	202,940
(1) Original amount	270,184	259,791
Less - accumulated amortization	(67,970)	(44,259)
Less - decline in value of goodwill and other intangible assets	(126,586)	(12,592)
	75,628	202,940

See also Note 20 (1) (B).

Note 9 - Long-Term Liabilities

A. Loans

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Long-term loans (*)	250,000	-
Less - current maturities	50,000	-
	200,000	-

(*) The loans carry an annual interest rate of LIBOR + 0.8% (the LIBOR interest rate at December 31, 2001 is 1.9%), and is repayable quarterly.
The payment terms are:

	December 31 2001
	$ in thousands
First year (current maturities)	50,000
Second year	66,667
Third year	66,667
Fourth year	66,666
	250,000

B. Other liabilities

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Provision for claim (*)	6,000	6,000
Other liabilities	5,573	302
	11,573	6,302

(*) See Note 11A(5)

Note 10 - Liability for Employee Severance Benefits, Net

A. **Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)**

Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

   The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

3. As to the unionized employees of Tadiran Telecommunication Ltd. (TTL) (formerly Tadiran Communications Ltd. - see Note 19) who are subject to the labor agreements which were in force in TTL, the Company's liability for termination of the employer-employee relationship is calculated on the basis of the entitling components as defined in said labor agreements, and in other labor agreements with the General Workers' Union.

   If the Company terminates the employment of these employees up to 2005, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such benefits.

4. The expenses in respect of severance and pension pay for the years ended December 31, 2001, 2000 and 1999 are $ 8,361 thousand, $8,458 thousand, and $ 4,477 thousand respectively.

5. Company's liability for termination of the employer-employee relationship is composed as follows:

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Provision for severance pay	57,474	78,847
Amounts funded including accumulated income	29,136	50,445
	28,338	28,402

Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

Note 10 - Liability for Employee Severance Benefits, Net (cont'd)

B. Employees of U.S. consolidated subsidiaries (U.S. companies)

The subsidiaries sponsors a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $ 197 thousand, $ 2,141 thousand and $ 977 thousand in 2001, 2000 and 1999, respectively.

C. Employees in the rest of the world

The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country, if any, in which they operate.

Note 11 - Commitments and Contingencies

A. Claims and potential claims

1. On June 12, 2001, six class action suits were filed by shareholders, against the Company and certain of its senior officers and directors, past and present. The class actions were filed in the name of persons who held shares in the Company during the period from May 2, 2000 to February 14, 2001 ("the investment period"). The plaintiffs claim fraud, a deceptive course of business and the publication of misleading financial statements, which injured purchasers of ECI stock during the investment period.

   By an order dated August 24, 2001, the Court consolidated the six complaints into a single action. The Court appointed Lead Plaintiff and Lead Counsel on September 28, 2001.

   On October 5, 2001, the Lead Plaintiff filed the first consolidated class action, which was dismissed by the court.

   On December 7, 2001, Lead Plaintiff filed a second consolidated class action (the "second class action") against the Company, its CEO and the then CFO for violation of Sections 10(b) and 10b- 5 of the Securities Exchange Act of 1934 ("the Act") thereunder, and against the CEO and former CFO under Section 20(a) of the Act.

   At hearings held on January 18 and 23, 2002, the Court denied Defendants' motion to dismiss the claims. A proposed joint discovery schedule has been agreed upon by the parties and submitted to the Court. The Court has not yet approved or disapproved the proposed schedule.

   The Company believes that plaintiffs' claims have no basis and intends to vigorously defend the actions.

Note 11 - Commitments and Contingencies (cont'd)

A. Claims and potential claims (cont'd)

2. Following the cut in workforce (see Note 20), in accordance with the reorganization plan of the Company, claims and demand for higher amounts of severance pay were submitted in the current period by former employees who were employed under personal contracts. The management of the company believes, based on the opinion of its legal advisors, that these demands will be rejected and therefore no provision was recorded in respect thereto in the financial statements.

3. The Company and its subsidiaries conduct negotiations from time to time with international technology companies ("technology companies") regarding allegations that they are using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position.

4. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (hereinafter - "comptroller") regarding alleged price fixing and non-competitive practices among TTL, Tadiran and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor (Koor is a significant shareholder of the company and Tadiran). Pursuant to the Restrictive Trade Practices Law - 1988, a fine may be levied against an entity or person violating the law. In addition, violators may be liable for damages that are proven as a result of their violation.

   The Department of the Restrictive Trade Practice authority investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. The legal department of the Authority is currently reviewing the investigation material and the recommendation of the investigators. This review may take months and at this time the outcome cannot be predicted.

   Tadiran has agreed to indemnify the Company for damages above $6 million. The Company cannot estimate the results of the investigation prior to the decision of the comptroller.

5. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. Management of the companies, based mainly on opinions of their legal advisors, believe that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and therefore the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

B. Lease commitments

The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2002 to 2021 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

Note 11 - Commitments and Contingencies (cont'd)

B. Lease commitments (cont'd)

Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2000, are as follows:

Year ending December 31	$ in thousands
2002	16,118
2003	13,667
2004	10,393
2005	5,068
2006 and thereafter	20,492

As to rent expense under the Company's leases, see Note 17N and Note 20.1C.

C. Royalty commitments

1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 2001 the maximum future commitment of the Company is approximately US$ 136 million.

2. The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price.

3. During 2001, one of the Company's divisions reached agreements with Office of the Chief Scientist (OCS) in Israel, according to which the latter will be paid without dependency on the existence of future sales, an agreed-upon sum, which will constitute full and final settlement of any liability and debt which the division may have to the Chief Scientist. As a result of the above, an expense in the amount of $8,394 thousand was included in the financial statements regarding to the results of the agreement.

Note 11 - Commitments and Contingencies (cont'd)

D. **Financial instruments**

(1) Derivative financial instruments

The Company is an international company and therefore its earnings, cash flows and financial position are affected by changes in foreign currency exchange rates and by foreign currency changes in the anticipated balances of customers, receivables, suppliers, payables, purchases and sales. The Company is exposed to market risks arising from differentials between the dollar (in which it operates) and other currencies. It is further exposed to exchange rate differentials between the balance sheet amounts of its customers, trade receivables and trade payables, as well as purchases and anticipated sales in foreign currency. These items are stated in various currencies, such as Euro, English Pound and the New Israeli Shekel.

As part of its overall strategy to control the level of exposure to exchange rate differentials, the Company uses such derivative financial instruments as forward contracts, and options. It is Company policy to perform hedging transactions on fair value and anticipated cash flows.

Fair value hedging transactions

At December 31, 2001, one of the Company's subsidiaries had entered into forward contracts, realizable until March 2002, as hedging on sales contracts and commitments, as follows:

a. commitment to sell €2.9 million, in consideration for $2.6 million

b. commitment to buy €0.9 million, in consideration for $0.8 million

Since the effect of the fluctuations in foreign currency exchange rates is set off against the effect on the hedged sales agreements, the subsidiary does not have any exposure to exchange rate differentials in this connection.

Note 11 - Commitments and Contingencies (cont'd)

D. Financial instruments (cont'd)

(1) Derivative financial instruments (cont'd)

Anticipated cash flows hedging transactions

The Company designates certain derivatives to hedge its cash flows. The accounting treatment of the change in fair value of these derivatives, which hedge the exposure to changes in the cash flow of assets, liabilities or forward transactions, depends on the effectiveness of the hedging. The effective part of the change in fair value of the derivative designated to hedge the cash flows is reported first in the statement of changes in shareholders' equity (not in the statement of income) as a component of 'Other comprehensive income' and then, when the forward transaction affects the statement of income, it is reclassified to the statement of income.

As at December 31, 2001 the Company had entered into forward currency transactions and also purchased options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

During 2001, the Company implemented some 70 hedge transactions and strategies in respect of sales and anticipated sales amounting to € 240 million and £ 12 million.
The future transactions and foreign currency options are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at balance sheet date.

Comprehensive income at December 31, 2001 relating to the above forward transactions totalled $1.8 million. This amount is expected to appear in the statement of income for the year ended December 31, 2002.

Non-hedging transactions

The financing expenses item includes a $1,429 thousand loss for 2001.
This amount reflects a change in the fair market value of foreign currency between the future forward rate of foreign currency and the rate prevailing at the balance sheet date derived from time values not used for hedging purposes.

Note 11 - Commitments and Contingencies (cont'd)

D. Financial instruments (cont'd)

(2) Concentration of credit risks

Financial instruments which seem to expose the Company to risks of credit concentration, include cash, deposits, currency hedging transactions, trade and other receivables.
The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread as well as the provision for doubtful debts in the financial statements.
As to the long-term deposits and customer debts see Note 4. The management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

(3) Fair value in the financial statements

Management evaluates that the fair value of the financial instruments, except for off-balance sheet transactions, is not materially different than the amounts included in the financial statements. In its determination of the fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading.

- Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and advances from customers:

  The book value is the same as the fair value due to the short realization period and/or repayment date of these instruments.

- Long-term receivables and liabilities:

  The book value is the same as the fair value since the Company's interest rates on its long-term liabilities or receivables are not materially different from those indicated in respect of the assets and liabilities as at balance sheet date.

E. Capital expenditure commitments

The Company and its consolidated subsidiaries in Israel are incurring capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2001, the Companies are committed to invest approximately US$ 3,722 thousand pursuant to these programs. Completion of such investment programs will provide tax benefits in the future (see Note 15A1).

Note 11 - Commitments and Contingencies (cont'd)

F. Purchase commitments

At December 31, 2001, commitments for purchase of materials and for acquisition of property, plant and equipment aggregated $ 194,875 thousand (December 31, 2000 - US$ 335,674 thousand).

G. Guarantees

1. At December 31, 2001, the Company has granted guarantees to third parties in the sum of $ 318 thousand mainly as guarantees for tenders which the Company has attained or in which it participates.

2. The Company also maintains certain third-party guarantees (primarily with banks) to support its performance obligations under customer contracts. As at December 31, 2001, these guarantees approximated $ 33,786 thousand.

H. Commitments

1. In November 2001, the Company sold the operations of its information technology business ("IT"). The Company signed a five-year outsourcing contract with EDS Israel. Under the agreement, EDS Israel assumed all the IT operations and will be required to supply maintenance, support and development services during the term of the agreement, in consideration for a sum of between $15 and $ 18 million, per year.

2. The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2005 (see Note 10A(3)) and, therefore, to pay increased severance benefits.

   In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

3. If the Company dismisses any of the remaining unionized employees of TTL, estimated at some 170 persons, by 2005, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As at December 31, 2001, the maximum amount payable as a result of this commitment is $22 million. Management does not expect to dismiss the said employees and therefore no provision in respect thereof has been included in the financial statements.

4. In December 1999, an agreement was signed with SCI Systems Ltd. ("SCI") for the sale of a plant (known as Shemer) which manufactures electronic components. SCI is one of the biggest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

Note 11 - Commitments and Contingencies (cont'd)

I. Consolidated company stock options

1. As at December 31, 2001, ECtel Ltd., a subsidiary traded on a US stock exchange, has options, which were granted to its employees and to a related company (see Note 19D) and which are convertible into ordinary shares. If all the options are exercised into shares, the rate of holding of the Company may decrease from 68% to 60%, without the Company incurring a capital deficiency.

2. All the divisions which became wholly-owned subsidiaries granted options to their employees and\or to employees of the Group's head office. If these options are fully converted into shares of the subsidiaries, the equity of the subsidiaries will be diluted by 3% - 17%.

Note 12 - Shareholders' Equity

A. Authorized, issued and outstanding shares

	Authorized	
	December 31 2001	December 31 2000
	Number of shares	
NIS 0.12 par value per share	200,000,000	200,000,000

1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the NASDAQ.

2. For details of the issued share capital and treasury stock, see Statement of Changes in Shareholders' Equity.

3. On December 6, 2001, a private placement agreement was signed with a group of investors in respect of 12.5% of the issued share capital of the Company. The investors will pay to the Company the amount of $ 50 million in consideration of the shares they will receive. The investors deposited half of the consideration with a trustee and the remaining amount will be paid upon consummation of the transaction. Consummation of the transaction is contingent upon a number of conditions, including inter alia, receiving approval of government authorities, banks and shareholders. As at the date of signing of these financial statements all the above mentioned conditions have been fulfilled and the transaction is expected to be consummated.

   The Company intends to distribute part of its Treasury stocks to the investors.

Note 12 - Shareholders' Equity (cont'd)

B. Dividends

Dividends may be paid by the Company only out of retained earnings. There are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. See Note 15A(1).

C. Share incentive and stock option plans

ECI Plan

a. The Company's current Key Employee Share Incentive Plan (the "ECI Plan") was adopted by the shareholders at the Annual General Meeting held on August 29, 1991. The ECI Plan will expire on December 31, 2011.

The ECI Plan provides that options may be granted to any employee, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

Under the terms of the ECI Plan, as of December 31, 2001, subject to shareholders approval, the Company is authorized to grant options for a total of 14,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability).

The exercise price per share under the options awards is determined on the date of grant so long as such price shall not be less than 80% of the fair market value on such date.
Until the balance sheet date, options were granted to employees and directors only.

In order to provide a framework for the grant of options to consultants and contractors of the Company as may be recommended to the Board of Directors by management, a new sub-plan under the ECI Plan (the "Consultant and Contractor Sub-Plan") was approved by the Board of Directors in November 2000. The terms and conditions of the Consultant and Contractor Sub-Plan are identical to those of the ECI Plan, except for certain paragraphs of the ECI Plan which are applicable only to employees of the Company, mainly in respect of tax matters.

Note 12 - Shareholders' Equity (cont'd)

C. **Share incentive and stock option plans (cont'd)**

b. Stock options under the ECI Plan are as follows:

	December 31 2001	December 31 2000	December 31 1999
	Number of shares	Number of shares	Number of shares
Total number authorized	14,760,700	14,760,700	5,800,000
Options unexercised at beginning of year	(11,943,633)	(3,189,850)	(2,387,750)
Exercised till beginning of year	(2,028,982)	(1,795,482)	(1,466,582)
Granted	(905,000)	(9,010,033)	(1,251,000)
Cancelled	700,783	22,750	120,000
Authorized for future grant at end of year	643,868	788,085	814,668
Exercised during the current year *	-	233,500	328,900
* Average price of options exercised during the year	-	$ 19.12	$ 16.89
Options unexercised at end of year	12,087,850	11,943,633	3,189,850
Options may be exercised as follows (1):			
First year or thereafter	9,078,874	5,631,498	1,364,100
Second year or thereafter	2,748,976	3,506,067	1,130,750
Third year or thereafter	260,000	2,806,068	695,000
	12,087,850	11,943,633	3,189,850

Note 12 - Shareholders' Equity (cont'd)

C. **Share incentive and stock option plans (cont'd)**

b. Stock options under the ECI Plan (cont'd)

(1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

Dollars per Share	2001 Number of shares	2000 Number of shares	1999 Number of shares
3.25 - 7.61	**918,600**	13,600	13,600
14.02 - 18.70	**423,000**	424,600	560,100
20.81 - 26.38	**1,289,016**	1,298,683	1,236,500
26.66	**5,779,634**	6,330,200	-
27.51 - 29.53	**2,826,550**	3,023,900	1,110,000
30 - 40	**852,650**	852,650	269,650
	12,087,850	11,943,633	3,189,850

Note 12 - Shareholders' Equity (cont'd)

C. **Share incentive and stock option plans (cont'd)**

2. **ECI U.S. Plan**

a. At the Annual General Meeting held on August 29, 1991, the shareholders also approved a Key Employee Incentive Stock Option Plan for the Company's wholly-owned U.S. subsidiary, ECI Telecom Inc. (the "ECI U.S. Plan"). Under the ECI U.S. Plan, any officer, management or other key employee of ECI Telecom Inc. may participate in the ECI U.S. Plan.

Under the terms of the ECI U.S. Plan, the Company is authorized to grant options for a total of 400,000 shares, subject to the anti-dilution adjustments. The exercise price per share under the option awards is to be determined on the dates of grant, provided that (1) in the case of options which qualify as "incentive stock options" as defined in the Code, such price shall not be less than the fair market value on such date, and (2) in the case of options which do not qualify as incentive stock options, such price shall not be less than 80% of the fair market value on such date.

b. Stock options under the ECI U.S. Plan are as follows:

	December 31 2001	December 31 2000	December 31 1999
		Number of shares	
Total number authorized	400,000	400,000	400,000
Options unexercised at beginning of year	(98,000)	(170,500)	(119,500)
Exercised till beginning of year	(106,250)	(75,750)	(58,250)
Granted during the year	-	-	(78,000)
Cancelled during the year	-	42,000	9,500
Available for future grants at end of year	195,750	195,750	153,750
Exercised during the current year *	-	30,500	17,500
* Average price of options exercised during the year	-	$ 17.14	$ 17.24
Options unexercised at end of year	98,000	98,000	170,500
Options may be exercised as follows (1):			
First year or thereafter	98,000	75,500	75,500
Second year or thereafter	-	22,500	60,000
Third year or thereafter	-	-	35,000
	98,000	98,000	170,500

(1) As at December 31, 2001, 98,000 options are unexercised.
The price of options unexercised are $ 17 - $ 32.94 per share.

Note 12 - Shareholders' Equity (cont'd)

C. Share incentive and stock option plans (cont'd)

3. TTL Plan

As a result of the Merger with TTL, the Company has options outstanding which were originally granted before the Merger under plans established by TTL (TTL plans) and subsequently converted into the Company's options at the same ratio as that for the share of TTL.

As at December 31, 2001, 160,968 options have not yet been exercised.

The exercise price range of options outstanding at year end are $23.16 to $36.47 per share.

4. Fair value method

a. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during 2001 to be US$ 3.9. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

Year of grant	Option term	Expected volatility	Risk free interest rate
2001	5	90.0	2.00 %
2000	5	78.8	6.00%
1999	5	58.3	6.00%

Note 12 - Shareholders' Equity (cont'd)

C. **Share incentive and stock option plans (cont'd)**

b. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net income and earnings per share would have reduced to the pro forma amount below:

	Year ended December 31		
	2001	2000	1999
Net income (loss) ($ in thousands)			
As reported	**(412,376)**	(91,410)	102,519
Pro forma	**(481,295)**	(147,195)	91,010
Basic earnings (loss) per share ($)			
As reported	**(4.41)**	(1.00)	1.12
Pro forma	**(5.18)**	(1.60)	1.00
Diluted earnings (loss) per share ($)			
As reported	**(4.41)**	(1.00)	1.11
Pro forma	**(5.18)**	(1.60)	1.00

The above pro forma amounts relate only to options granted since the beginning of 1995.

5. Employee Stock Purchase Plan ("ESPP")

In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plan was approved. The ESPP permits all employees to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

According to the plan, the Company sold to its employees during 2001 and 2000, 1,214,642 and 203,887 ordinary shares of the Company (which were previously treasury stock), accordingly.

Note 13 - Balances in Currencies Other Than the Dollar

	December 31, 2001					December 31, 2000				
	Israeli currency		Foreign currency			Israeli currency		Foreign currency		
	Linked(*)	Unlinked	Euro	Pounds Sterling	Others	Linked(*)	Unlinked	Euro	Pounds Sterling	Others
	$ in thousands									
Assets										
Trade receivables	-	20,102	69,734	6,284	36,103	10,379	34,344	57,538	6,780	11,054
Other current assets	-	41,017	17,820	2,383	25,365	-	4,867	5,665	3,925	4,024
	-	61,119	87,554	8,667	61,468	10,379	39,211	63,203	10,705	15,078
Liabilities										
Trade payables	-	18,258	19,215	2,002	17,962	613	82,887	15,874	224	12,494
Other current liabilities	-	46,629	17,394	2,866	5,676	43	73,256	3,041	1,297	13,379
Long-term liabilities (including current maturities)	-	24,506	-	-	100	28,393	-	295	-	-
	-	89,393	36,609	4,868	23,738	29,049	156,143	19,210	1,521	25,873

* Linked to the Israeli CPI

Note 14 - Charges (Assets Pledged)

A part of the existing and future liabilities of the Company towards Israeli banks is collateralized by certain pledges on certain assets (real estate in Israel), on certain rights (shares in ECtel, Lightscape and Inovia) and on certain rights, as well as by an unlimited "negative pledge" on the assets of the Company. As a precondition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company has to maintain certain financial ratios, such as equity capital, ratio of capital to assets, current ratio and a certain ratio of operating income to the Company's liabilities and ability to meet them. According to an agreement with the lending banks, the Company was to maintain these ratios since the third quarter of 2001. Subsequent to balance sheet date, the Company reached an understanding with the said banks, according to which, subject to certain conditions, the said ratios will apply only as from the year 2002.

See Note 4A. for pledges on deposits.

See Note 17B. for restricted deposits.

Note 15 - Taxes on Income

A. **Tax programs under various Israeli tax laws:**

1. Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

Pursuant to the above Law the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the above Law. According to the Law, the Company is entitled to a tax benefit, which grants it a reduced tax rate of 20% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates (20% based on the level of foreign ownership), for specified periods (alternative B). All of the approved enterprises, which currently entitle the Company to benefits, are under alternative B.

The period of benefits in respect of most of the Company's production facilities will terminate in the years 2002-2011. The Company's current investments are made under new approvals.

Note 15 - Taxes on Income (cont'd)

A. Tax programs under various Israeli tax laws: (cont'd)

In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2001, a distribution of all accumulated profits from retained earnings as a cash dividend would result in a maximum tax expense of US$ 34.7 million as the tax rate which applies to such distribution would be 20%. Effectively such dividend distribution would be reduced by the amount of the tax. The benefits are related to the "Approved Enterprise" according to the turnover growth from plan to plan.

In 1999 the tax authority published instructions that allowed R&D companies under some conditions to reduce the base turnover by 10% for each year beginning 1996 till year 2001. Those instructions are reducing the effective tax rate due to the reducing turnover at the full tax rate.

2. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

3. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

The Company also prepares consolidated tax returns for the Company and its various divisions.

4. The rate of company tax on income received in Israel from sources other than an Approved Enterprise is 36%.

Note 15 - Taxes on Income (cont'd)

B. Non-Israeli subsidiaries

Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

C. Taxes on income from continuing operations

Taxes on income included in the consolidated statement of income comprise the follows:

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Current taxes relating to-			
The Company and its Israeli subsidiaries	2,582	5,088	4,576
Foreign subsidiaries	2,307	522	2,190
	4,889	5,610	6,766
Deferred taxes relating to -			
The Company and its Israeli subsidiaries	(4,780)	(9,493)	422
Foreign subsidiaries	112	4,299	(79)
	(4,668)	(5,194)	343
	221	416	7,109

D. Income (loss) from continuing operations before income tax provision

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
The Company and its Israeli subsidiaries	(415,500)	(33,270)	178,728
Foreign subsidiaries	3,857	(26,596)	(2,373)
	(411,643)	(59,866)	176,355

Note 15 - Taxes on Income (cont'd)

E. Reconciliation of the statutory tax expense (benefit) to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Income (loss) from continuing operations as reported in the consolidated statements of income	(411,643)	(59,866)	176,355
Theoretical tax on the above amount (36%)	(148,191)	(21,551)	63,488
Tax effect of non-Israeli subsidiaries	1,251	2,486	2,752
Current losses - for which no deferred tax benefit has been recorded	23,613	7,081	-
Cancellation of deferred taxes from prior years	-	4,340	-
Utilization of capital losses for which no deferred taxes were recorded	-	(12,909)	-
Tax benefits arising from "Approved Enterprise" status and reduction in the tax rate according to which relevant taxes were calculated	49,980	(3,585)	(91,726)
Increase in taxes resulting from permanent differences, (mainly amortization of goodwill and intangibles) net	67,529	27,116	35,824
Adjustments arising from differences in the basis of measurement for tax purposes and for financial reporting purposes and other*	6,039	(2,562)	(3,229)
Taxes on income for the reported year	221	416	7,109

* Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A2 above) and the exchange rate of Israeli currency relative to the dollar.

Note 15 - Taxes on Income (cont'd)

F. Components of deferred income tax

(1) As at December 31, 2001 and December 31, 2000, deferred income tax consists of future tax assets (liabilities) attributable to the following:

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Deferred tax assets:		
Tax credit carryforwards	2,911	3,626
Capital loss carrryforward	38,607	32,400
Operating loss carryforward [a]	36,149	39,198
Vacation pay accruals and severance pay fund	7,223	6,375
Depreciation	3,749	2,870
Inventory obsolescence	-	2,675
Eliminated inter company profits [b]	1,794	2,691
Other	5,269	8,579
Gross total deferred tax assets [c]	95,702	98,414
Valuation allowance for deferred tax assets [d]	(69,592)	(76,141)
Net deferred tax assets [a]	26,110	22,273
Deferred tax liabilities:		
Software development costs	(2,709)	(2,716)
Depreciation	-	(261)
Other	-	(224)
Net deferred tax liabilities	(2,709)	(3,201)
Deferred income tax, net	23,401	19,072

[a] In the opinion of the Company's management based on the past operating experience of the Company, as well as the expected budget for 2002, deferred tax has been created in respect of certain operating losses whose utilization for tax purposes in the future is probable.

[b] These deferred taxes relate to intercompany transactions that have no impact on the consolidated income statement.

[c] Long-term deferred taxes are included in the other assets item of the balance sheet.

[d] The valuation allowance is in respect of capital loss carryforwards, certain operating losses carried forward, depreciation related to foreign property and miscellaneous tax credits. Management believes that it is more likely than not that a portion of the deferred tax asset will not be realized and the net deferred tax will be realized.

Note 15 - Taxes on Income (cont'd)

F. Components of deferred income tax (cont'd)

(2) At December 31, 2001, the Company had, for tax purposes, operating loss carryforwards, capital loss carryforwards, general business and minimum alternative carryforwards of US$ 274,057 thousand, US$ 107,073 thousand, US$ 2,024 thousand and US$ 887 thousand, respectively. The capital loss carryforwards expire in 2006. The general business and other credit carryforwards expire over the period 2001 through 2009. A portion of the federal net operating loss carryforwards expires, totalling US$ 27 thousand, over 15 years beginning in 2011 and the rest remains available indefinitely. The alternative minimum tax carryforward remains available indefinitely.

G. Tax assessment

Final tax assessments have been received by some of the Israeli companies through the 1992 tax year.

H. Other comprehensive income (loss)

All the amounts presented in the statement of other comprehensive income (loss) are presented net of tax. The tax effect for the years ended December 31, 2001, 2000 and 1999 were $ 0 thousand, tax benefit of $ 730 thousand and tax expense of $ 730 thousand to the above mentioned years, respectively.

I. Company spin-off

Towards the end of 2000, the Company applied to the Israeli tax authorities for a preliminary ruling that, under Israeli tax law, its shareholders would not be liable to taxation as a result of the spin-off plan described in Note 1A.(2) above.

The tax authorities gave their approval in 2001, depending, among other conditions, on the following:

a. the new investors in the spun-off companies shall not constitute more than 50%;

b. assets and liabilities shall be distributed between these companies as per special financial statements to be submitted to the tax authorities, based mainly on book values;

c. losses for tax purposes shall be distributed between these companies pro rata to their equity;

d. benefits accruing under the Law for the Encouragement of Capital Investments shall be computed on a consolidated basis until stage 2 of the plan is implemented and\or until another method is decided upon;

e. certain earnings and losses shall be taxable as stated in the letter of approval.

f. If the second stage comes into effect and one or more of these companies is split off an advance on account of taxes will have to be paid which, if all the new companies are split off, will reach US$ 15 million.

Note 16 - Related Party Transactions

Related parties are comprised of principal shareholders (10% and up of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company.
Transactions with related parties are mainly as follows:

a. sales of certain of the Company's products and expenses related to such sales;

b. financing expenses owing to the issue of capital notes convertible into shares and working capital balances;

A. Balances due to or from related parties:

	December 31 2001 $ in thousands	December 31 2000 $ in thousands
Assets:		
Trade receivables	**7,858**	11,167
Other receivables	**9,941**	1,819
Loans to affiliates (Note 5)	**1,749**	3,613
Liabilities:		
Trade payables	**-**	151
Other payables	**302**	9,490

B. Income from, and expenses to, related parties:

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Sales	**3,791**	8,950	16,950
Cost of sales	**3,725**	5,216	7,824
Selling and marketing expenses	**293**	7,331	2,912
General and administrative expenses	**93**	2,406	141
Financial expenses	**4**	80	3,938
Financial income	**-**	178	412

C. Purchase of equipment	-	-	35

D. The Company has arms-length banking relationships with a number of Israeli Banks, one of which is a substantial shareholder of a significant shareholder. The amounts stated above do not include transactions with this bank.

Note 17 - Supplementary Financial Statement Information

Balance sheet:

A. Cash and cash equivalents

Including deposits of $ 190,071 thousand at December 31, 2001 (December 31, 2000 - $ 203,724 thousand).

B. Short-term investments

Including restricted balances of $ 1,035 thousand at December 31, 2001 (December 31, 2000 - $ 9,970 thousand).

C. Trade receivables

Net of provision for doubtful accounts of $ 28,974 thousand at December 31, 2001 (December 31, 2000 - $ 23,681 thousand). During the accounting period, the Company recorded $ 7,671 thousand as bad debts receivable (short- and long-term).

As to sales of certain trade receivables, see Note 17M(4).

D. Other receivables

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Employees	4,382	4,564
Chief Scientist	864	5,487
Deferred income tax	16,111	14,344
Tax authorities	15,515	15,386
Accrued income	4,154	13,452
Advances to suppliers	8,875	3,705
Related parties	9,941	1,819
Others	6,519	7,430
	66,361	66,187

Note 17 - Supplementary Financial Statement Information (cont'd)

E. Short-term credits

Consist of the following:

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Short term credits (*)	70,030	231,801
Current maturities of long term loans	50,000	-
	120,030	231,801

(*) As at December 31, 2001, the loans bear an average annual interest rate of 3.1 %. See also Note 14.

F. Other payables and accrued liabilities

Consist of the following:

	December 31 2001	December 31 2000
	$ in thousands	$ in thousands
Employees and social benefits	35,098	53,817
Chief Scientist	13,524	16,177
Tax authorities	11,168	20,346
Commissions payable	20,329	28,198
Advances from customers	26,301	5,688
Warranty accrual	12,485	10,824
Provisions related to TTL's acquisition	5,685	5,643
Accrued expenses	47,923	38,948
Deferred income	-	2,762
Other payables and accrued liabilities	8,267	29,787
	180,780	212,190

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information

1. *Segment Activities Disclosure:*

Segment information is presented in accordance with SFAS 131, "*Disclosures about Segments of an Enterprise and Related Information.*" This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&Ls), prepared on a basis inconsistent with U.S. generally accepted accounting principles.

Hereunder the Company's segments:

Inovia Telecoms (INO) - access systems

The access systems division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as narrowband solutions. These products are designed to increase the transmission capacity of cable systems, as well as SDSL and ADSL systems designed for wideband home internet applications on copper wires (telephony).

NGTS - advanced telephony solutions

The NGTS (Next Generation Telephony System) division develops and manufactures solutions for the transmission of telephony over internet protocol (IP) networks at carrier grade levels of quality, reliability and density. These solutions make it possible to offer telephony services over IP networks of a range and quality equal to those of traditional communications networks.

The NGTS division specializes in supplying media gateways connecting IP networks to traditional communication networks with an emphasis on reliability and quality in the transmission of speech, fax and data suitable for international and national networks. It offers combined solutions for the transmittal of telephony over IP networks, including telephony carriers, software switching, management and service systems, combined with value added and third party services.

Further, the NGTS division specializes in the DCME market, which enables optimal broadband use of traditional telephony systems. However, there is a sharp decline in sales of its DCME products, which used to be a material part of the sales, cash flow and profitability of the Company.

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

1. Segments Activities Disclosure (cont'd):

Enavis Networks (EN) – transport networks

The transport networks division develops, markets and suppliers modular solutions for broadband management on cross connect platforms, enabling operators to provide services in a variety of protocols and technologies, thus profiting from the width of the band laid in the optical infrastructure.

Enavis provides network management systems and manufactures advanced digital cross – connect systems combining voice with data, multiplexers and other products.

Lightscape (NS)- optical networks

Lightscape is a supplier of intelligent optical networking solutions for the metro and regional optical markets. Lightscape provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services including data, voice and video by means of optic DWDM, SDH/Sonet or Gigabit, Ethernet or other data transmission interfaces.

Lightscape products are based on advanced synchronic digital hierarchy and optical technologies. Its lead product is the XDM, an optical dubbing system based on a new technique of band flattening which makes extensive use of state-of-the-art technology. The XDM emables the user to choose the initial platform for simple, low-speed, applications and, at a later stage, to expand them as required, simply, efficiently and at low cost

ECI Wireless Systems (IW) - wireless communication

InnoWave was established by Tadiran Communications before the spin-off decision was taken. InnoWave supplies a local wireless communications system which is innovative, superior in quality , efficient and cost-efficient. The technology includes narrowband and wideband solutions specifically developed to address the distinct requirements of incumbent operators and competitive access providers.

ECtel (ECTL)

ECtel is a developer and provider of Quality of Service (QoS) and performance monitoring, fraud prevention and billing mediation solutions for telecom service providers worldwide.

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

1. Segments Activities Disclosure (cont'd):

ECI Industries (other)

ECI Industries manufactures for the above divisions and supplies them with head office and management service. It also gives general and project management services to outside customers and others, distributes certain products of the above divisions abroad, through certain subsidiaries, and also holds other investments which are not identified with any of the operational segments. Reporting is not required of its manufacturing operations and its manufacturing costs are devolved on to the other divisions as subcontractors. This unit also includes the activities of the business systems division which specializes in end equipment and switching systems for businesses in Israel and abroad. The business systems division was sold in the beginning of the fourth quarter of 2001, therefore its results are included until the date of its sale.

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

2. Operational segments P&L disclosure:

The following financial information is the information that the management uses for analyzing the results. The figures are presented in consolidated method as presented to the management.

P&Ls by operating income:

	Year ended December 31, 2001							
	NS	EN	IW	INO	NGTS	ECtel	* Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	210,089	101,667	123,234	332,338	83,204	80,598	83,499	1,014,629
Gross profit (loss)	42,746	37,926	33,180	(27,595)	38,306	46,783	17,961	189,307
Operating expenses	90,359	57,062	55,967	78,675	58,786	34,988	30,977	406,814
Impairment of assets	-	44,766	36,980	39,806	8,898	-	3,056	133,506
Restructuring and spin-off expenses	-	-	-	8,394	-	-	-	8,394
Liability for royalties payable to the Chief Scientist	1,778	6,131	5,141	4,365	840	-	6,267	24,522
Purchase of in-process research and development	-	-	-	-	-	916	-	916
Operating profit (loss)	(49,391)	(70,033)	(64,908)	(158,835)	(30,218)	10,879	(22,339)	(384,845)

	Year ended December 31, 2000							
	NS	EN	IW	INO	NGTS	ECtel	* Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	256,726	151,811	111,505	271,970	158,601	59,735	159,970	1,170,318
Gross profit	116,492	77,410	46,288	10,674	99,732	33,793	41,725	426,114
Operating expenses	100,937	59,950	52,173	90,749	84,485	25,611	43,276	457,181
Impairment of assets	-	-	-	1,568	630	-	20,770	22,968
Restructuring and Spin-off expenses	855	2,623	1,651	2,872	3,129	-	14,934	26,064
Purchase of in-process research and development	-	-	8,270	20,500	-	-	-	28,770
Operating profit (loss)	14,700	14,837	(15,806)	(105,015)	11,488	8,182	(37,255)	(108,869)

- **Including profit of the business segments in the amount of $ 45,510 thousand and $ 83,099 thousand in 2001 and 2000, respectively.**

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

2. Operational segments P&L disclosure:

P&Ls by operating income:

	Year ended December 31, 1999							
	NS	EN	IW	INO	NGTS	ECtel	* Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	231,655	118,438	95,630	204,444	305,920	41,226	117,282	1,114,595
Gross profit	107,642	64,476	51,180	46,704	235,930	22,328	46,163	574,423
Operating expenses	78,049	42,600	38,538	72,254	76,983	17,520	39,495	365,439
Restructuring and Spin-off expenses	-	-	-	14,947	-	-	-	14,947
Purchase of in-process research and development	-	54,142	32,486	-	-	-	699	87,327
Operating profit (loss)	29,593	(32,266)	(19,844)	(40,497)	158,947	4,808	5,969	106,710

* Including profit of the business segments in the amount of $ 92,689 thousand

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

3. The following financial information identifies the assets to segments:

	Year ended December 31, 2001							
	NS	EN	IW	INO	NGTS	ECtel	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Assets *	306,112	53,719	214,331	190,942	81,666	82,849	141 249	1,070,868
Depreciation and amortization	14,777	56,476	49,351	53,652	17,624	1,435	14,940	208,255
Capital investments	20,587	4,331	3,945	8,733	3,623	19,916	9,032	70,167

	Year ended December 31, 2000							
	NS	EN	IW	INO	NGTS	ECtel	**Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Assets *	318,853	152,178	185,894	358,396	167,705	47,335	182,901	1,413,262
Depreciation and amortization	13,779	13,692	10,403	19,559	9,009	1,226	6,598	74,266
Capital investments	9,254	8,422	54,250	82,638	15,377	2,389	25,415	197,745

* The assets include: trade receivables (short and long-term), inventories, fixed assets, goodwill and other intangibles.

** Including assets of the business segments in the amount of $ 42,006 thousand.

Note 17 - Supplementary Financial Statement Information (cont'd)

G. Disclosures about segments and related information (cont'd)

4. Information on sales by geographic distribution (in US$ thousands)

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
North America	**95,800**	173,600	237,500
Europe	**452,200**	469,800	490,800
Africa, Asia Pacific and Australia	**219,100**	259,000	221,195
Israel	**111,000**	132,600	107,000
Others	**136,529**	135,318	58,100
	1,014,629	1,170,318	1,114,595

H. Cost of revenues

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Materials and components consumed	**619,801**	657,406	367,345
Salaries, wages and employee benefits	**89,930**	110,638	97,089
Depreciation and amortization	**20,450**	29,715	28,891
Other manufacturing and other service costs	**36,401**	12,486	22,589
Cost of revenues	**766,582**	810,245	515,914
Decrease (increase) in inventories of work in process and finished products	**(68,533)**	(99,793)	3,821
	698,049	710,452	519,735
Provision for inventory write off (see also Note 20)	**108,346**	9,322	-
Royalties to the government	**18,927**	24,430	20,437
	825,322	744,204	540,172

Note 17 - Supplementary Financial Statement Information (cont'd)

I. Research and Development costs, net

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Expenses incurred	175,447	190,383	155,494
Less - grant participations (see Note 11C)	34,041	42,756	30,347
	141,406	147,627	125,147

J. Selling and marketing expenses

	Year ended December 31		
	2001	* 2000	* 1999
	$ in thousands	$ in thousands	$ in thousands
Salaries and employee benefits	66,785	83,768	63,603
Agents' commissions	29,585	42,078	34,348
Advertising and exhibitions	3,778	9,708	6,041
Foreign travel	7,338	15,217	16,166
Other	48,198	49,626	39,818
	155,684	200,397	159,976

* Reclassified - See Note 1(O).

Note 17 - Supplementary Financial Statement Information (cont'd)

K. General and administrative expenses

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Salaries and employee benefits	38,780	42,643	39,641
Rent and maintenance of premises	2,649	2,149	1,557
Bad and doubtful debt expenses	27,300	11,860	6,089
Other	23,049	30,945	16,735
	91,778	87,597	64,022

L. Financial income, net

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Financial expenses:			
Interest on loans from banks and capital notes	17,988	-	4,539
Interest and bank charges	5,840	7,719	2,419
Exchange rate differences (see Note 1A(4))	3,978	3,606	2,664
	27,806	11,325	9,622
Financial income:			
Interest mainly on bank deposits and other receivables	24,210	15,848	17,167
Exchange rate differences (see Note 1A(4))	6,346	3,309	7,032
Gain on sale and revaluation of marketable securities	3,220	6,536	4,176
	33,776	25,693	28,375

Note 17 - Supplementary Financial Statement Information (cont'd)

M. Other income (expenses), net

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Gain from issuance of shares and exercise of options by subsidiary [(1)]	5,144	-	29,734
Gain (loss) from sale of an affiliated company [(2)]	(7,299)	-	25,572
Gain on sale of "available for sale" securities	-	38,538	-
Gain (loss) from sale of property and equipment, net	(1,778)	(368)	(2,923)
Loss from realization of investment and allowance for impairment of investment [(3)]	(13,000)	(655)	-
Other expenses, net [(4)]	(560)	(2,880)	(1,491)
Capital loss from sale of business operations [(5)]	(17,708)	-	-
Capital gain from disposal of consolidated companies	2,433	-	-
Total other income (expenses), net	(32,768)	34,635	50,892

Notes (1), (2) and (3) refer to 1999 amounts only.

[(1)] In October 1999, ECtel Ltd., a wholly owned subsidiary, which mainly provides solutions for fraud detection, quality monitoring of networks and interconnect billing, completed an initial public offering on the NASDAQ U.S. stock exchange. As a result of the initial public offering, holdings in ECtel declined to 75%.

During the fourth quarter of 2001, ECtel purchased the holdings in a company owned by affiliated party, in consideration for an allotment of shares and options. As a result of the issuance of these shares and conversion of the employee stock options, the Company's holding in ECtel decreased to 68%.

[(2)] Including a loss of $ 5,100 thousand, arising from the sale of an investment in an investee which was bought by the Company in 2000.

[(3)] Arising from a permanent impairment in the value of an investment. The write down is based, among other factors, on stock exchange prices, the operations of the investee and a series of other relevant considerations. At December 31, 2001, owing to a continuing and permanent decline in the value of the shares of STAV, which are registered for trade on the NASDAQ in the US, a provision was included for impairment of value of the investment in that company.

[(4)] Including expenses amounting to US$ 636 thousand and US$ 2,739 thousand for the years ended December 31, 2001 and 2000 respectively, deriving from selling certain trade account receivables, to unaffiliated financial institutions ("the Purchaser"). No recourse rights are attached to the sale, nevertheless, the Company will continue to service, administer and collect the receivables on behalf of the purchaser. During 2001 and 2000, trade account receivables amounting to US$ 67,869 thousand and US$ 117,262 thousand had been sold to the financial institutions.

[(5)] During the fourth quarter, the Company completed the transaction for the sale of a division, which does not consist a segment, to a group of investors in consideration for $ 12,500 thousand. Under the agreement, all assets and liabilities of the Division were transferred, including liabilities related to employee severance agreements amounting to $ 27.5 million, serving as a cover for employee severance payments until the year 2012. (See also Note 17G).

Note 17 - Supplementary Financial Statement Information (cont'd)

N. Supplementary income statement information

	Year ended December 31		
	2001	2000	1999
	$ in thousands	$ in thousands	$ in thousands
Expenses:			
Maintenance and repairs	**9,841**	15,606	12,951
Depreciation of property, plant and equipment	**31,567**	42,858	42,988
Taxes (other than income taxes)	**3,323**	3,542	2,747
Rent	**21,579**	17,179	12,542
Advertising costs	**3,567**	4,182	6,144
Royalties	**19,635**	24,429	20,437
Amortization of capitalized software	**21,375**	11,426	25,259

Note 17 - Supplementary Financial Statement Information (cont'd)

O. Earnings (loss) per share ("EPS")

Following are the details of the basic and diluted EPS:

1. EPS for continuing operations

	2001			2000			1999		
	Net loss	Number of shares	Loss per share amount	Net loss	Number of shares	Loss per share amount	Net gain	Number of shares	Gain per share amount
	$ in thousands	in thousands	$	$ in thousands	in thousands	$	$ in thousands	in thousands	$
Basic EPS	(415,230)	92,896	(4.47)	(63,487)	91,824	(0.69)	165,521	91,148	1.82
Effect of dilutive securities:									
Employee stock options	-	-		-	-		-	893	
Convertible notes	-	-		-	-		3,822	3,466	
Diluted EPS	(415,230)	92,896	(4.47)	(63,487)	91,824	(0.69)	169,343	95,507	1.77

Note 17 - Supplementary Financial Statement Information (cont'd)

O. Earnings (loss) per share ("EPS") (cont'd)

2. EPS for cumulative effect of accounting change and for discontinued operations

	2001			2000			1999		
	Gain	Number of shares	Gain per share amount	Loss	Number of shares	Loss per share amount	Loss	Number of shares	Loss per share amount
	$ in thousands	in thousands	$	$ in thousands	in thousands	$	$ in thousands	in thousands	$
Basic EPS	2,854	92,896	0.03	(27,923)	91,824	(0.31)	(63,002)	91,148	(0.70)
Effect of dilutive securities:									
Employee stock options	-	-		-	-		-	893	
Convertible notes	-	-		-	-		-	3,466	
Diluted EPS	2,854	92,896	0.03	(27,923)	91,824	(0.31)	(63,002)	95,507	(0.66)

3. EPS for Net income (loss)

	2001			2000			1999		
	Loss	Number of shares	Net loss per share amount	Net loss	Number of shares	Net loss per share amount	Net gain	Number of shares	Net gain per share amount
	$ in thousands	in thousands	$	$ in thousands	in thousands	$	$ in thousands	in thousands	$
Basic EPS	(412,376)	92,896	(4.44)	(91,410)	91,824	(1.00)	102,519	91,148	1.12
Effect of dilutive securities:									
Employee stock options	-	-		-	-		-	893	
Convertible notes	-	-		-	-		3,822	3,466	
Diluted EPS	(412,376)	92,896	(4.44)	(91,410)	91,824	(1.00)	106,341	95,507	1.11

Note 18 - Relevant Recently Enacted Accounting Standards

A. The effect of new Financial Accounting Standards Board (the "FASB") Statements in the period before implementation

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement No. 141, *Business Combinations*, and Statement No. 142, *Goodwill and Intangible Assets*. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Statement 141 also specifies that types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement 142 will also require that recognized intangible assets be amortized over their respective estimated useful lives. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite. As to impairment in value, see SFAS 144 below.

The Company adopted the provisions of Statement 141 on July 1, 2001 and Statement 142 on January 1, 2002. Goodwill and intangible assets acquired in business combinations before July 1, 2001 will continue to be amortized until December 31, 2001. See Note 19D for the accounting treatment of the acquisition of NetEye by ECtel, which took place on October 1, 2001.

Statement 141 will require the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets.

In connection with the transitional impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. The difference between total fair value as defined above and carrying value of all the reporting segments is defined as the 'fair value' of the goodwill. If the fair value of the goodwill is lower than its carrying value, the Statement requires that the difference be included in goodwill. This is the second step in assessing the impairment and it must be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss will be recognized as the effect of a change in accounting principle in the Company's statement of earnings and will be recorded retroactively to January 1, 2002. Because of the extensiveness of the efforts needed to comply, it is not practicable to reasonably estimate the impact the adoption of these Statements is expected to have on the Company's financial statements.

Note 18 - Relevant Recently Enacted Accounting Standards (cont'd)

B. FASB Statement No. 143

In June 2001, the FASB issued Statement No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is adjusted at the end of each period to reflect the passage of time, the timing of the retirement, and/or its expected amount. In the opinion of management, adoption of this Standard is not expected to have any material effect on its financial position and/or operating results.

C. FASB Statement No. 144

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No.144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. In addition, SFAS 144 requires the Company to show separately operations which have been disposed of (sold, abandoned or liquidated) or classified as up for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 as of January 1, 2002.

Note 19 - Acquisitions

A. Tadiran Telecommunications Ltd. (hereinafter "TTL")

Effective the first quarter of 1999, ECI completed the merger with TTL (hereinafter " merger").

The cost of the purchase totaled $403.8 million, which included cost excesses in the amount of $229.9 million, as follows:

	$ in thousands
R&D in process (*)	87,327
Goodwill and intangible assets	142,583
	229,910

(*) See Note 19E. below.

In the merger agreement, the Company undertook to indemnify the seller in respect of losses and damages incurred by the latter in respect of future claims against the seller or its subsidiaries and for which a provision was not recorded in respect thereto in the financial statements of the Company. The indemnification will take place if the tax amounts are higher than the minimum amounts defined in the agreement.

B. Wave Pacer DSL Division

In April 2000, ECI and its subsidiary purchased WavePacer, Pulse Communications Inc.'s Digital Subscriber Line (DSL) business unit located in Herdon, Virginia, for an initial cash consideration of $62.7 million.

The excess of the purchase price over the fair value of the net tangible assets amounted to $59 million, of which $20.5 million relates to in-process research and development, which has been written off to the statement of income (as to the valuation of IPR&D - See Note 19E.).

In 2001 the management of the Company decided that there was impairment in the value of goodwill and accordingly a provision was recorded for the said decline in value of the goodwill - See Note 20(1)(B).

Note 19 - Acquisitions (cont'd)

C. WinNet Metropolitan Communication System Inc. (WinNet).

In June 2000, a wholly-owned subsidiary purchased for a total consideration of $40.5 million, all the rights in WinNet Metropolitan Communications Systems Inc., an emerging broadband wireless communications company, located in the Silicon Valley in California. In addition, the Company paid approximately an additional $ 7 million, since certain milestones stipulated in the purchase agreement were achieved during 2000.
The excess of the purchase price over the fair value of the net tangible assets amounted to $ 47.6 million, of which $ 8.3 million relates to in-process research development, which has been written off to the statement of income. (As to the valuation of IPR&D - See Note 19(E) below).
In 2001 the management of the Company decided that there was impairment in the value of goodwill and accordingly a provision was recorded for the said decline in value of the goodwill - See Note 20(1)(B).

D. Acquisition of Telrad Hawk Net-I Ltd.("NetEye")

On October 1, 2001, ECtel, a consolidated company, acquired, from a related party, complete ownership of NetEye, including shareholders' loans. NetEye is engaged in the research, development and marketing of real time fraud management in Internet and next generation telecommunications networks. In consideration of the purchase, ECtel issued shares and options totalling $ 16,500 thousand. The transaction was accounted for by the purchase method according to Statement of Financial Accounting Standards (SFAS) No. 141 - "Business Combinations" (see Note 18A for business combinations after July 1, 2001). Goodwill, in the amount of $ 16,348 thousand and other intangible assets arising from acquisition of shares of NetEye are subject to amoritzation in accordance with SFAS No. 142 (See Note 18A). According to SFAS No. 142 requirements, goodwill and other intangible assets with indefinite useful lives, are no longer amortized, but instead tested for impairment at least annually. As a result of the share issuance of ECtel, the Company decreased its share holding and recorded a gain in the amount of $ 4,744 thousand (see Note 17M.(1)).

E. In process research and development (IPR&D)

In process research and development was calculated in accordance with an external valuation which is based on the principles stated in SFAS 2 and its related clarifications, regarding research and development components that have not yet developed into proof of technological feasibility and for which there is no future alternative use. The calculation of the research and development stage of each R&D project included:.

- Analysis of the completion and development stage of each R&D project.
- Estimate of the costs required to complete the project and of bringing it to maturity.
- The anticipated contribution from sale of the products being developed by the R&D project.

Note 20 - Restructuring, Impairment of Assets and Non-Recurring Charges

1. For the year ended December 31, 2001

During the accounting period the Company's management had to adjust their forecast for 2001 turnover significantly, due to the sharp and unexpected decline in demand for telecommunication equipment, including the Company's products. Management therefore decided to make far-reaching cutbacks, including, among other steps, the dismissal of 1,400 employees (in addition to the 400 whose employment was terminated at the end of December 2000), representing 30% of its total work force. Also it has been decided to abandon abandoning manufacturing and marketing of certain product lines as well as marketing activities in certain geographic areas.

Following the above-mentioned, the Company included losses in its financial statements regarding Inventory write-offs, impairment of long lived assets (mainly goodwill) and other expenses relating to restructuring (mainly severance pay), as detailed below:

A. Inventory write off

Following the adjusted budget and abandonment of products as described above, Company's management wrote off $ 108,346 thousand of inventories which, in their estimation, reflects the write-off of inventory to its fair market value.

B. Impairment of long-lived assets

(1) During the second quarter of 2000, the Company acquired two activities in the United States in the amount of approximately $ 110 million (see Notes 19B and 19C). these acquisitions relate to:

Winnet Metropolitan Communications System Inc.	- developing products for broadband wireless systems-
Wavepacer DSL Division	- developing products for access solutions

During the reporting year, material changes took place worldwide in the telecommunications market, which had far-reaching implications for the Company. Management therefore decided to halt the development activities of Wavepacer and to dismiss most of its employees.

Accordingly, the financial statements for 2001 include losses totalling $ 67.4 million, representing the decline in value of goodwill and other intangible assets owing to the acquisition of the above business entities. This figure reflects, in management's opinion, the value of assets which are not recoverable. In determining the amount of the write down, the Company followed the guidance of FAS 121 using a discounted cash flow model for the foreseeable future cash flows to be realized for these assets. In addition, the impairment write down includes an amount of $ 4.5 million, related mainly to the fixed assets of said activities.

Note 20 - Restructuring, Impairment of Assets and Non-Recurring Charges (cont'd)

1. For the year ended December 31, 2001 (cont'd)

(2) Following material changes in the operations of Enavis and their effect on the results of operations which are reflected by, inter alia, a decline of about 50% the volume of sales in comparison with the sales in the past, and in light of the examination made by management of the Company of the updated business model, budgets and forecast of cash flows for the future operations of Enavis, a $ 44 million loss was recorded in the financial statements owing to a decline in the value of the goodwill of Enavis. The figure was determined according to the guidelines of SFAS 121, as stated in Note 1B.1 above.

(3) The financial statements include losses from the decline in value of additional intangible assets and other fixed assets in the amount of $ 17.6 million.

C. **Reorganization and spin off costs**
As part of the sharp and unexpected decline in demand for telecommunication equipment, including the Company's product, the managers of the Company as well as of the various subsidiaries made decisions with respect to business and operating plans. It was decided to stop manufacturing and developing certain products including the related costs the Company will have to pay, to dismiss employees and other expenses related to the reorganization, as follows:

	December 31 2001
	$ thousands
Severance expenses	11,796
Rent contracts expenses (*)	5,995
Consultation (legal, tax and other)	1,475
Other (mainly because of cancellation of contracts)	5,256
	24,522

(*) From which no economic benefit is expected, due to shut-down of operations.

Note 20 - Restructuring, Impairment of Assets and Non-Recurring Charges (cont'd)

2. For the year ended December 31, 2000

As part of the spin-off plan, as approved by the Board of Directors at November 7, 2000, the management of the Company as well as management of the divisions decided to prepare new operating plans for the future. Accordingly, the financial statements include losses regarding impairment of long-lived assets, costs related to reorganization (mainly termination of employees) as follows:

A. Restructuring and spin off expenses

	December 31 2000
	$ thousands
Severance expenses	16,269
Rent contracts expenses	2,064
Consultation (legal, tax and other)	4,736
Others	2,995
	26,064

B. Impairment of long-lived assets

	December 31 2000
	$ thousands
Intangible assets of acquired company	12,592
Fixed assets	10,376
	22,968

Note 20 - Restructuring, Impairment of Assets and Non-Recurring Charges (cont'd)

3. For the year ended December 31, 1999

Following the merger with TTL, an analysis was performed of ECI's product lines to determine where products which were duplicative with products which were offered by TTL existed. Based on this analysis and a comparison of functionality and features of the respective products, the Company recorded a charge of $ 14,947 thousand regarding assets and liabilities of ECI, as follows:

	Year ended December 31 1999
	$ thousands
Inventory write-down	3,518
Equipment write-down	2,352
Capitalized software write-down	2,414
Severance pay	5,950
Others	713
	14,947

Note 21 - Subsequent Events

After the end of the reporting year, Management decided to earmark 17% of the equity of ECtel Ltd. for sale. At the date of signature of the financial statements, the Company came to an agreement with third parties for the sale of half of the above, at a profit (before tax on income) of $ 11 million. Therefore, the rate of holding of the company in ECtel declined to 59%. The sale is dependent on various authorizations, as defined in the agreement.